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August 18, 2006

VIA EDGAR AND FACSIMILE

H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	Plains All American Pipeline, L.P. Registration Statement on Form S-4 Filed July 12, 2006 File No. 333-135712

Dear Mr. Schwall:

        On August 11, 2006, the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement on Form S-4 (the "Registration Statement") were faxed to Plains All American Pipeline, L.P. ("Plains" or the "Partnership").

        The following responses are for the Staff's review. For your convenience, we have repeated in bold type each comment of the Staff exactly as given in the Staff's comment letter.

Form S-4

Material Federal Income Tax Consequences, page 156

1.	We may have additional comments once you file both tax opinions as exhibits. Please make corresponding changes to both opinions and to the corresponding text throughout this section, as appropriate.

Response: We have revised the disclosure to clarify that the discussion under the caption "Material Federal Income Tax Consequences" represents the opinions of Vinson & Elkins LLP and Baker Botts L.L.P., except where specifically noted otherwise. We have included as exhibits to Amendment No. 1 to the Registration Statement the executed opinions of Vinson & Elkins L.L.P. and Baker Botts L.L.P. with respect to the tax disclosure contained in this section (the "tax disclosure opinions").

In addition to the tax disclosure opinions, our disclosure in this section refers to legal opinions to be delivered to Pacific and Plains by Baker Botts L.L.P. and Vinson & Elkins, L.L.P., respectively (the "merger opinions"). The merger opinions are required to be delivered to the parties as a condition to the closing of the merger. As required by the merger agreement, the merger opinions must "speak" as of the date of the merger. The critical point in time for delivery of the merger opinions from the unitholders' perspective is at the effective time of the merger, and not at the effective time of the registration statement. If facts or governing law were to change in this time period, an opinion that was true at the effective time of the registration statement may no longer be true at the effective time of the merger. In that regard, we believe it inappropriate (and contrary to customary practice) to file executed merger opinions as exhibits. We have filed the forms of the merger opinions as exhibits to Amendment No. 1 to the Registration Statement. In response to Staff comment 2 below, we have revised the disclosure to indicate that if delivery of either merger opinion is waived and the changes to the tax consequences would be material, we will amend and recirculate the proxy statement/prospectus and resolicit unitholder votes, as applicable.

2.
We note that the receipt of the tax opinions is a waivable condition. Accordingly, the tax opinions must be filed as exhibits prior to effectiveness. If the condition is later waived and the changes to the tax consequences would be material, an amended proxy statement / prospectus must be recirculated and shareholder approval resolicited. Revise the disclosure throughout to make clear that you have in fact received the tax opinions to which you refer.

Response: As discussed above in response no. 1, we have filed the executed tax disclosure opinions and the forms of the merger opinions as exhibits to Amendment No. 1 to the Registration Statement. As also discussed above, we have revised the Registration Statement to clarify that if delivery of either merger opinion is waived and the changes to the tax consequences would be material, we will amend and recirculate the joint proxy statement/prospectus and resolicit unitholder votes. Please see page 158. Because the executed merger opinions will not be delivered until closing, it would be inaccurate to include disclosure that we or Pacific have received such opinions.
3.
Please revise your disclosure throughout this section to clarify which are the matters upon which counsel is opining. As currently drafted, the text at times suggests that the registrant, rather than counsel, is providing legal conclusions. Also, revise the introductory paragraphs to clarify that this is not merely a discussion of the tax consequences, but rather constitutes the opinions of named counsel.
Response: We have revised the Registration Statement accordingly. Please see pages 157, 160, 161, 163 and 165.
4.
You indicate at page 168 that counsel is unable to opine on your method of making allocations because "use of this method may not be permitted under existing Treasury regulations." In light of counsel's non-opinion in these circumstances, explain in necessary detail why your management feels justified making allocations in this manner. Also explain further the nature of counsel's uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.

Response: We have revised our disclosure to explain our rationale for using our method of making allocations. We have also added disclosure explaining the nature of counsel's uncertainty and clarifying that counsel considers our decision to use this method to be a reasonable interpretation of the regulations. Please see page 169.
5.
Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.
Response: We have obtained an opinion on all material tax matters and have revised the Registration Statement accordingly. Please see pages 160, 161, 163, 165, 166 and 169.

        Should the Staff have any questions or comments, please contact the undersigned at 713.646.4100 or Phil Kramer, Chief Financial Officer of Plains All American Pipeline, L.P., at the same number.

Very truly yours,
PLAINS ALL AMERICAN PIPELINE, L.P.
By:	Plains AAP, L.P., its general partner
By:	Plains All American GP LLC, its general partner
By:
/s/ TIM MOORE Tim Moore, Vice President

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